November 15, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

       Re: C3 Bullion, Inc.
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed November 4, 2024
           File No. 024-12367
Dear Christopher Werner:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Amendment No. 7 to Form 1-A filed November 4, 2024
Management's Discussion and Analysis of Financial Condition, page 46

1. Update your discussion to reflect the interim financial information you have provided in your Financial Statements as of June 30, 2024, consistent with Item 9 of Form 1-A.
Executive Compensation , page 61

2. We note your response to prior comment 2 and reissue in part. Please revise your
       Executive Compensation table and related disclosure to reflect compensation awarded to, earned by, or paid to your named executive officers, including reflecting those consulting fees paid to respective parties for the period ended December 31, 2023. In this regard, the annual compensation column does not appear to reflect your disclosure on page 63. Specifically, the figures presented here appear to reflect the
 November 15, 2024
Page 2

      rate of consulting fees per year rather than the consulting fees actually paid as compensation, which are disclosed as "[t]otal fees paid during the period, including reimbursements for travel and other expenses were $45,000 to Werner, $76,337 to
      Duque, and $6,000 to Gallon." Further, please revise your disclosure to account for the total $76,337 in compensation paid to Mr. Duque for the year ended December 31,
      2023, and who you otherwise disclose would receive consulting fees at a rate of
      $5,000 per month, or a potential total of $60,000 per year. Please reconcile. Last, please revise your disclosure on page 62 under "Security Ownership of the Board of
      Directors" accordingly.
       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   James R. Simmons